CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED
DECEMBER 31, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended December 31, 2008.

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	December 31, 2008	June 30, 2008
		(Audited)
ASSETS
Current
Cash	$ 8,168,456	$ 5,722,950
Receivables	371,040	177,315
Prepaids	16,147	2,249
	8,555,643	5,902,514
Equipment (Note 3)	3,075	3,618
Deferred acquisition costs (Note 4)	-	1,000,000
Mineral properties and deferred exploration costs (Note 4)	12,539,389	5,079,074
	$ 21,098,107	$ 11,985,206
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Accounts payable and accrued liabilities	$ 616,128	$ 1,186,552
Future income tax liability	-	150,500
Shareholders' equity
Capital stock (Note 5)	21,771,847	11,463,262
Contributed surplus (Note 5)	3,259,525	1,504,109
Share subscriptions received in advance	-	897,089
Deficit	(4,549,393)	(3,216,306)
	20,481,979	10,648,154
	$ 21,098,107	$ 11,985,206

Nature of operations (Note 2)

Contingencies and commitments (Notes 4 and 10)

Subsequent events (Note 11)

On behalf of the Board:

“Harry Miller”

Director

“Nick Segounis”

Director

The accompanying notes are an integral part of these financial statements

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended December 31, 2008	Three Month Period Ended December 31, 2007	Three Month Period Ended December 31, 2006	Six Month Period Ended December 31, 2008	Six Month Period Ended December 31, 2007	Six Month Period Ended December 31, 2006
ADMINISTRATION EXPENSES
Amortization	$ 272	$-	$ 2	$ 543	$24	$ 5
Consulting	31,631	13,018	-	59,031	17,518	-
Filing and transfer agent fees	17,368	23,267	6,463	71,571	35,755	9,241
Insurance	7,095	-	-	12,763	13,900	-
Investor relations	43,543	-	-	92,087	53,635	-
Management fees	24,000	15,000	-	48,000	15,000	-
Office and miscellaneous	10,988	2,356	307	21,686	3,726	1,112
Professional fees	55,883	38,407	1,505	99,437	44,615	7,946
Shareholder costs	3,841	2,919	417	13,974	2,919	417
Stock-based compensation (Note 5)	552,649	103,969	20,800	1,104,741	193,940	52,066
Travel and telephone	25,729	4,312	1,888	45,867	11,325	2,227
	(772,999)	(203,248)	(31,382)	(1,569,700)	(392,357)	(73,014)
OTHER ITEMS
Interest income	47,941	13,965	4,785	86,113	27,943	10,253
Loss before future income tax	(725,058)	(189,283)	(26,597)	(1,483,587)	(364,414)	(62,761)
Future income tax recovery	150,500	-	-	150,500	-	-
Loss for the period	(574,558)	(189,283)	(26,597)	(1,333,087)	(364,414)	(62,761)
Deficit, beginning of period	(3,974,835)	(2,868,058)	(2,383,831)	(3,216,306)	(2,692,927)	(2,347,667)
Deficit, end of period	$ (4,549,393)	$ (3,057,341)	$ (2,410,428)	$ (4,549,393)	$ (3,057,341)	$ (2,410,428)
Basic and diluted loss per common share	$ (0.03)	$ (0.02)	$ (0.01)	$ (0.07)	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding	21,791,526	12,572,054	9,235,530	20,248,722	11,995,285	9,235,330

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended December 31, 2008	Three Month Period Ended December 31, 2007	Three Month Period Ended December 31, 2006	Six Month Period Ended December 31, 2008	Six Month Period Ended December 31, 2007	Six Month Period Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (574,558)	$ (189,283)	$ (26,597)	$ (1,333,087)	$ (364,414)	$ (62,761)
Items not affecting cash
Amortization	272	-	2	543	24	5
Future income tax recovery	(150,500)	-	-	(150,500)	-	-
Stock-based compensation	552,649	103,969	20,800	1,104,741	193,940	52,066
Changes in non-cash working capital items:
Increase (decrease) in receivables	(88,098)	(31,536)	(5,525)	(193,725)	(40,848)	6,261
(Increase) decrease in prepaids	25,845	(36,534)	(3,029)	(13,898)	(4)	(3,117)
Decrease in accounts payable and accrued liabilities	(52,068)	(9,331)	(13,781)	(175,299)	(19,926)	(8,191)
Net cash used in operating activities	(286,458)	(89,647)	(28,130)	(761,225)	(231,220)	(15,737)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	1,571,111	2,460,784	-	11,002,660	3,894,283	-
Share subscriptions received in advance	-	-	-	(940,489)	-	-
Net cash provided by financing activities	1,571,111	2,460,784	-	10,062,171	3,894,283	-
CASH FLOWS FROM INVESTING ACTIVITIES
Deferred expenditures	1,000,000	-	(10,229)	1,000,000	-	(70,229)
Mineral property acquisition and deferred exploration costs	(4,979,756)	(314,780)	-	(7,855,440)	(966,295)	-
Net cash used in investing activities	(3,979,756)	(314,780)	(10,229)	(6,855,440)	(966,295)	(70,229)
Change in cash during the period	(2,695,103)	2,056,357	(38,359)	2,445,506	2,696,768	(85,966)
Cash, beginning of period	10,863,559	1,132,945	544,562	5,722,950	491,534	592,169
Cash, end of period	$ 8,168,456	$ 3,188,302	$ 506,203	$ 8,168,456	$ 3,188,302	$ 506,203

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements for the year ended June 30, 2008 and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

3.

EQUIPMENT

	December 31, 2008		June 30, 2008

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 2,627	$ 518	$ 2,109	$ 2,627	$ 146	$ 2,481
Office equipment	9,557	8,591	966	9,557	8,420	1,137
	$ 12,184	$ 9,109	$ 3,075	$ 12,184	$ 8,566	$ 3,618

4.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company was required to pay $400,000 upon execution of the option agreement (see Note 11).

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Duquesne Property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($900,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

4.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d ... )

Duquesne Property (cont’d ... )

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

On October 17, 2008, the Company acquired an additional 27 claims totalling 964 hectares known as the Duquesne Extension for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest.

Beattie, Donchester and Dumico Properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008 and November 24, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid) and recorded as mineral property acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid). Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 will be due on July 1, 2009.

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

4.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d ... )

	Beattie Property	Central Duparquet Property	Donchester Property	Dumico Property	Duquesne Property	Total
Acquisition costs, beginning of period	$ -	$ -	$ -	$ -	$ 918,500	$ 918,500
Additions during the period	600,000	400,000	600,000	300,000	35,000	1,935,000
Acquisition costs, end of period	600,000	400,000	600,000	300,000	953,500	2,853,500
Deferred exploration costs, beginning of period	$ -	$ -	$ -	$ -	$ 4,160,574	$ 4,160,574
Additions during the period:
Assays	119,314	-	46,812	8,795	42,587	217,508
Camp costs	14,878	-	5,002	1,510	24,727	46,117
Drilling	1,842,768	-	2,296,128	216,516	279,015	4,634,427
Field expenditures	37,408	-	19,794	5,206	93,616	156,024
Field personnel	73,353	-	40,161	11,928	46,750	172,192
Geological consulting	117,591	-	76,731	14,793	61,928	271,043
Geophysical	-	-	-	-	4,165	4,165
Mapping	-	-	-	-	7,123	7,123
Miscellaneous	-	-	-	-	1,508	1,508
Mobilization and demobilization	-	-	-	-	10,129	10,129
Travel, transport and freight	852	-	852	-	3,375	5,079
Total additions during the period	2,206,164	-	2,485,480	258,748	574,923	5,525,315
Deferred exploration costs, end of period	2,206,164	-	2,485,480	258,748	4,735,497	9,685,889
Total mineral property and deferred exploration costs	$ 2,806,164	$ 400,000	$ 3,085,480	$ 558,748	$ 5,688,997	$ 12,539,389

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Balance as at June 30, 2008	17,354,439	$ 11,463,262	$ 1,504,109
Flow-through private placements	3,291,545	6,527,353	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees shares	267,427	682,431	-
Finder’s fees options	-	-	692,537
Exercise of stock options	75,000	57,750	-
Adjustment for exercised stock options	-	41,862	(41,862)
Stock-based compensation	-	-	1,104,741
Share issue costs	-	(2,000,791)	-
Balance as at September 30, 2008	23,046,016	$ 21,771,847	$ 3,259,525

On July 2, 2008, the Company paid $91,656 in share issue costs related to the June 9, 2008 private placement which had been accrued in the June 30, 2008 audited financial statements.

The Company issued the following common shares during the six month period ended December 31, 2008:

Private Placement of 284,998 Flow-Through Units

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

Private Placement of 1,082,248 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years. The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d ... )

Private Placement of 100,000 Flow-Through Units

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years. The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

Private Placement of 499,995 Flow-Through Units and 2,057,605 Non-Flow-Units

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980. Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010. Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010. The Company paid a finder’s fee of 127,850 common shares valued at $389,943 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010. The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

Private Placement of 1,324,304 Flow-Through Units

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years. The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $82,769 in due diligence fees which were recorded as share issue costs.

Stock options

Exercised Stock Options

On September 25, 2008, the Company issued 75,000 common shares at $0.77 per share for proceeds of $57,750 pursuant to the exercise of stock options with a March 7, 2009 expiry date. Capital stock and contributed surplus were each adjusted by $41,862 for stock-based compensation previously recorded on these exercised stock options.

Cancelled Stock Options

On August 26, 2008, the Company cancelled 400,000 options exercisable at $1.90 until July 12, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d ... )

As at December 31, 2008, the following incentive stock options are available:

Number of Shares	Exercise Price	Expiry Date
300,000	$ 2.00	July 11, 2009
100,000	2.50	October 19, 2009
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
250,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010
200,000	2.50	August 19, 2010
450,000	3.10	August 26, 2010
150,000	2.60	September 22, 2010

As at December 31, 2008, the following incentive stock options are fully vested:

Number of Shares	Exercise Price	Expiry Date
225,000	$ 2.00	July 11, 2009
62,500	2.50	October 19, 2009
50,000	2.15	January 2, 2010
275,000	2.50	January 2, 2010
100,000	2.65	March 3, 2010
28,125	2.50	May 7, 2010
162,500	2.70	June 9, 2010
75,000	2.70	June 17, 2010
50,000	2.50	August 19, 2010
112,500	3.10	August 26, 2010
37,500	2.60	September 22, 2010

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Agent’s options

As at December 31, 2008, the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
50,000	$ 2.00	October 9, 2009
61,224	2.45	October 9, 2009
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010
132,430	1.25	December 22, 2010

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the six month period ended December 31, 2008, the Company granted 800,000 stock options. The total stock-based compensation calculated on the 800,000 options was $1,504,233. The Company has expensed $376,056 of the total stock-based compensation leaving an unamortized balance of $1,128,177.

An additional $728,685 in stock-based compensation was recognized for the vesting of options granted in prior fiscal years.

The Company granted a total of 800,000 (2007 – 800,000; 2006 – 486,500) during the six month period ended December 31, 2008. A total of $1,104,741 (2007 - $193,940; 2006 - $52,066) in stock-based compensation was recognized during the period ended December 31, 2008. As of December 31, 2008, there are 1,178,125 (2007 – 187,500; 2006 – 221,625) fully vested stock options.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2008	2007	2006
Risk-free interest rate	2.81%	4.13 ~ 4.63%	4.18%
Expected life of options	2 y	2 years	2 y
Annualized volatility	89.47%	81.09 ~ 106.79%	149.07%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Warrants

As at December 31, 2008, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
500,000	$ 2.10	October 9, 2009
612,243	2.60	October 9, 2009
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
1,324,304	1.35	December 22, 2010

6.

RELATED PARTY TRANSACTIONS

During the six month period ended December 31, 2008, the Company entered into the following transactions with related parties:

a)

Paid or accrued $68,044 (2007 - $38,790) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $12,901 (2007 - $3,941) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $21,531 (2007 - $9,525) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $48,000 (2007 - $13,226) in management fees to Harry Miller, President and Director of the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

6.

RELATED PARTY TRANSACTIONS (cont’d ... )

Included in accounts payable is $4,000 (2007 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Included in accounts payable is $6,219 (2007 - $3,935) due to Ian Beardmore for consulting services. Ian Beardmore is the Company’s Chief Financial Officer.

Included in accounts payable is $Nil (2007 - $2,081) for geological fees due to F.T. Archibald Consulting. Fred Archibald, a director of the Company also controls F.T. Archibald Consulting.

Included in accounts payable is $Nil (2007 - $1,212) for travel expenses due to Harry Miller, President and Director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the six month period ended December 31, 2008 were as follows:

a)

The Company issued 267,427 shares valued at $682,431 as finders’ fees related to private placements.

b)

The Company granted 506,414 agent’s options, valued at $692,537.

c)

The Company allocated $41,862 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $1,104,741 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $184,285 and mineral property acquisition costs of $400,000 in accounts payable.

The significant non-cash transactions during the six month period ended December 31, 2007 were as follows:

a)

The Company issued 155,611 shares valued at $207,912 as finders’ fees related to private placements.

b)

The Company granted 311,223 agent’s options, valued at $365,111.

c)

The Company allocated $65,921 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $193,940 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

8.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10.

CONTINGENCIES AND COMMITMENTS

a)

Mineral property option agreements

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008 and November 24, 2008) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements. ($1,000,000 paid) and recorded as mineral property acquisition costs)

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid). Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 will be due on July 1, 2009.

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 25811 1’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

DECEMBER 31, 2008

10.

CONTINGENCIES AND COMMITMENTS (cont’d ... )

b)

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

11.

SUBSEQUENT EVENTS

Central Duparquet Property Payment

On January 13, 2009, the Company paid $400,000 pursuant to the Central Duparquet property option agreement dated December 15, 2008. The $400,000 mineral property acquisition cost has been accrued in accounts payable at December 31, 2008.

Granted Stock Options

On February 17, 2009, the Company announced that it granted 340,000 options to a director, officer and consultants. These options are exercisable at $2.50 per share until February 17, 2011.

On February 20, 2009, the Company announced that it granted a director 200,000 options which are exercisable at $2.55 per share until February 20, 2011.

Stock Option Cancellation

On February 20, 2009, the Company announced the cancellation of 200,000 options exercisable at $2.50 per share until August 19, 2010.

Amended Investor Relations Agreement

On February 20, 2009, the Company announced that it amended the agreement with Pro-Edge Consultants Inc. (“Pro-Edge”) whereby, effective January 9, 2009, Pro-Edge receives $1,000 per month for one month and thereafter no further payments shall be made to Pro-Edge. The stock options held by Pro-Edge are amended to be exercisable for 75,000 shares at $2.70 per share expiring on March 19, 2009. The remaining 125,000 options have been cancelled.